FERROGLOBE PLC

13 Chesterfield Street

London W1J 5JN, United Kingdom

September 20, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Ferroglobe PLC Registration Statement on Form F-3 File No. 333-259445

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form F-3 (No. 333-259445) of Ferroglobe PLC, a public limited company incorporated in the United Kingdom (the “Registrant”), initially filed with the Securities and Exchange Commission (the “Commission”) on September 10, 2021 (the “Registration Statement”).

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the effective date of the Company’s Registration Statement be accelerated so that the Registration Statement may become effective at 9:00 a.m. Eastern Time on September 22, 2021, or as soon as practicable thereafter or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Commission.

We request that we be notified of such effectiveness by a telephone call to Brett Nadritch of Milbank LLP at (212) 530-5301 and that such effectiveness also be confirmed in writing.

Very truly yours, Ferroglobe PLC

By:	/s/ Javier López Madrid
Name: Javier López Madrid
Title: Director and Executive Chairman